Voting Rights Announcements | 6 December 2023 16:00 MorphoSys AG MorphoSys AG: Release according to Article 40, Section 1 of the WpHG [the German Securities Trading Act] with the objective of Europe-wide distribution 06.12.2023 / 16:00 CET/CEST Dissemination of a Voting Rights Announcement transmitted by EQS News - a service of EQS Group AG. The issuer is solely responsible for the content of this announcement. Notification of Major Holdings 1. Details of issuer MorphoSys AG MorphoSys AG: Release according to Article 40, Section 1 of the WpHG [the German Securities Trading Act] with the objective of Europe-wide distribution Name: MorphoSys AG Street: Semmelweisstr. 7 Postal code: 82152

2. Reason for notification 3. Details of person subject to the notification obligation 4. Names of shareholder(s) holding directly 3% or more voting rights, if different from 3. 5. Date on which threshold was crossed or reached: 6. Total positions City: Planegg Germany Legal Entity Identifier (LEI): 529900493806K77LRE72   Acquisition/disposal of shares with voting rights   Acquisition/disposal of instruments   Change of breakdown of voting rights X Other reason: Equity collateral returned Legal entity: DWS Investment GmbH City of registered office, country: Frankfurt am Main, Germany   30 Nov 2023

7. Details on total positions a. Voting rights attached to shares (Sec. 33, 34 WpHG) b.1. Instruments according to Sec. 38 (1) no. 1 WpHG b.2. Instruments according to Sec. 38 (1) no. 2 WpHG   % of voting rights attached to shares (total of 7.a.) % of voting rights through instruments (total of 7.b.1 + 7.b.2) Total of both in % (7.a. + 7.b.) Total number of voting rights pursuant to Sec. 41 WpHG New 2.74% 0.07% 2.81% 34231943 Previous notification 3.03% 0.07% 3.09% / ISIN Absolute In %   Direct (Sec. 33 WpHG) Indirect (Sec. 34 WpHG) Direct (Sec. 33 WpHG) Indirect (Sec. 34 WpHG) DE0006632003 0 939412 0.00% 2.74 % Total 939412 2.74 % Type of instrument Expiration or maturity date Exercise or conversion period Voting rights absolute Voting rights in % Right to Recall 23000 0.07 %     Total 23000 0.07 % Type of instrument Expiration or maturity date Exercise or conversion period Cash or physical settlement Voting rights absolute Voting rights in %

8. Information in relation to the person subject to the notification obligation 9. In case of proxy voting according to Sec. 34 para. 3 WpHG (only in case of attribution of voting rights in accordance with Sec. 34 para. 1 sent. 1 No. 6 WpHG) Date of general meeting: Holding total positions after general meeting (6.) after annual general meeting: 0 0.00 %       Total 0 0.00 % X Person subject to the notification obligation is not controlled nor does it control any other undertaking(s) that directly or indirectly hold(s) an interest in the (underlying) issuer (1.).   Full chain of controlled undertakings starting with the ultimate controlling natural person or legal entity: Name % of voting rights (if at least 3% or more) % of voting rights through instruments (if at least 5% or more) Total of both (if at least 5% or more)   Proportion of voting rights Proportion of instruments Total of both % % %

10. Other explanatory remarks: Date 06.12.2023 CET/CEST The EQS Distribution Services include Regulatory Announcements, Financial/Corporate News and Press Releases. Archive at www.eqs-news.com Language: English Company: MorphoSys AG Semmelweisstr. 7 82152 Planegg Germany Internet: www.morphosys.com   End of News EQS News Service Equity collateral returned via transfer of title.  05 Dec 2023